Exhibit 99.1

On September 27, 2012, an affiliate of The Sterling Group, a middle market private equity firm based in Houston, Texas, entered into a definitive purchase agreement to acquire all of the equity interests in certain indirect subsidiaries of Pinafore Holdings B.V. (the “Company”) that comprise the Company’s Dexter Axle business.

The aggregate consideration payable in the transaction will be approximately $360,000,000 in cash (subject to certain customary adjustments) for the Dexter business and associated tax assets. The Dexter Axle business manufactures trailer axle, brake and suspension assemblies and related replacement parts and components. The closing of the transaction is subject to customary conditions and is expected to occur in the last quarter of 2012.

Credit Suisse and Fidus Partners served as financial advisors and Morrison & Foerster served as legal advisor to subsidiaries of the Company involved in the transaction.

About The Sterling Group

Founded in 1982, The Sterling Group is a private equity investment firm that targets controlling interests in basic manufacturing, distribution and industrial services companies. Typical enterprise values of these companies range from $100 million to $500 million. Sterling has sponsored the buyout of 41 platform companies and numerous add-on acquisitions for a total transaction value of approximately $9.5 billion. Currently, Sterling has $1.2 billion of committed capital under management through three funds. Current portfolio companies include CST Industries, Universal Fiber Systems, Velcon Filters, Express, B&G Crane, Saxco International, Stackpole International and Liqui-Box. Upon closing this transaction, Sterling will have completed 22 corporate carve-outs in its 30 year history.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.